UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2018 Second Quarter Results

•	Quarterly revenue increased 18.5% to $249.1 million

•	Quarterly IPG Net Earnings increased $4.9 million to $15.1 million

•	Quarterly adjusted EBITDA increased 11.3% to $34.6 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - August 13, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its second quarter ended June 30, 2018. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2018 ("Financial Statements").

“It was a strong quarter from a top line and bottom line perspective. The investments we are making in our existing operations as well as through M&A are driving positive results, as demonstrated by year-over-year growth in revenue of approximately 19% for the second quarter. This growth represents organic growth of more than 10% driven by a combination of price, product mix and volume. Sales volume, excluding our low-priced carton-sealing tape from Powerband, grew by a solid 7%. We believe that our focus on operational excellence and low-cost manufacturing is solidifying our bottom line in North America, and our strategic investments in Asia place us in a stronger competitive position moving forward,” said Greg Yull, President and CEO. “We have also strengthened and expanded our product bundle with the acquisition of Polyair on August 3rd. We believe Polyair's protective packaging offering complements our existing product bundle and provides opportunities to both leverage our existing customer base with a protective packaging solution and cross-sell to their distributors and end user customers. A stronger product bundle, a continued focus on operational excellence and executing additional accretive acquisitions places us in a strong position to deliver on our strategic growth targets and become a global leader in packaging and protective solutions. With these strong second quarter results, we remain on track to deliver on our financial targets for 2018.”

Second Quarter 2018 Highlights (as compared to second quarter 2017):

•
Revenue increased 18.5% to $249.1 million primarily due to an increase in average selling price, including the impact of product mix, and additional revenue from the Cantech Acquisition(1) and the Airtrax Acquisition(2) (together the "Acquisitions").

•	Gross margin decreased to 21.9% from 22.5% primarily due to the Acquisitions, partially offset by an increase in spread between selling prices and combined raw material and freight costs.

•
Selling, general and administrative expenses ("SG&A") decreased 3.8% to $27.6 million primarily due to a decrease in share-based compensation and a decrease in M&A Costs(3), partially offset by an increase in variable compensation, additional SG&A from the Cantech Acquisition, and an increase in employee related costs to support growth initiatives.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $4.9 million to $15.1 million, primarily due to an increase in gross profit and a decrease in SG&A, partially offset by an increase in finance costs.

•	Adjusted EBITDA(4) increased 11.3% to $34.6 million primarily due to an increase in gross profit and adjusted EBITDA contributed by Cantech, partially offset by an increase in SG&A.

•
Cash flows from operating activities increased $7.9 million to $27.5 million primarily due an increase in gross profit and a decrease in cash taxes paid mainly as a result of a US tax refund received as a result of the Tax Cuts and Jobs Act ("TCJA") enacted into law in the United States on December 22, 2017.

•	Free cash flows(4) increased by $11.9 million to $11.1 million primarily due to an increase in cash flows from operating activities.

(1)
"Cantech Acquisition" or "Cantech"refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
"Airtrax Acquisition" or "Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 through the Company's controlled subsidiary, Capstone Polyweave Private Limited (doing business as "Capstone").

(3)	"M&A Costs" refers to advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments.

(4)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

New Credit Facility

On June 14, 2018, the Company entered into a new five-year $600.0 million credit facility ("2018 Credit Facility") pursuant to a credit agreement with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $800.0 million if needed. The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the previous credit facility.

Polyair
On August 3, 2018, pursuant to a purchase agreement dated July 17, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for a total cash consideration of approximately $146 million, subject to certain purchase price adjustments. The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.
The Company estimates Polyair will generate approximately $133 million of revenue and approximately $14 million in adjusted EBITDA in the twelve months ending December 31, 2018, and will be accretive to the Company earnings in 2019, excluding M&A Costs. Deal and integration costs are expected to be approximately $2 million and $3 to $4 million, respectively, with the majority of integration costs expected to be recognized during 2019 and 2020. The Company estimates Polyair will generate approximately $20 to $22 million in adjusted EBITDA by 2021, which includes synergies and organic growth driven primarily by the e-commerce business channel. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately seven times adjusted EBITDA.
Capstone Partnership

On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax as part of a larger transaction involving Capstone and its minority shareholders.

Airtrax manufactures and sells woven products used in various applications, including in the building and construction industry. Under the new arrangement, the Company now controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone in serving the transferred Airtrax customers while realizing savings from a low-cost manufacturing facility that is expected to support future revenue growth in woven products.

As part of the agreement, the minority shareholders of Capstone have contributed in kind certain assets and liabilities valued at approximately $13 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional shares of Capstone in exchange for approximately $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%.

Alongside the acquired operations of Airtrax, the new greenfield manufacturing facility in Karoli, India is expected to bring even further capacity to Capstone in its ability to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project is progressing on time and on budget, with commercial operations still expected to commence in the first half of 2019.

Cantech Acquisition Synergies

In order to further expand on operational synergies gained from the Cantech Acquisition which was completed in July 2017, the Company has set out a plan to close its Johnson City, Tennessee manufacturing facility and transfer production to other existing manufacturing facilities. The Johnson City manufacturing facility, which primarily produces carton sealing tape, is expected to transfer substantially all current production by the end of 2018. The Company estimates these changes will generate additional annual cost savings of between $1.5 and $2.0 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition are now expected to be between $3.5 and $6.0 million by the end of 2019, an increase from the prior estimate of between $2.0 and $4.0 million.

Normal Course Issuer Bid ("NCIB")

The Company renewed its NCIB under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2018. As of August 10, 2018, no shares have been repurchased under the NCIB.

Dividend Declaration

On August 10, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 28, 2018 to shareholders of record at the close of business on September 14, 2018. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company's expectations for the fiscal year have been updated to include the impact of the Polyair Acquisition and are as follows:

•	Revenue growth in 2018 is expected to be between 16% and 18%, excluding any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•	Adjusted EBITDA for 2018 is expected to be between $140 and $150 million.

•	Total capital expenditures for 2018 are still expected to be between $80 and $90 million.

•
The Company still expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018. These expectations exclude the potential impact of changes in the mix of earnings between jurisdictions and any new guidance or legislative revisions made with respect to the TCJA.

The Company's expectations for the third quarter of 2018 are as follows:

•	Revenue and adjusted EBITDA in the third quarter of 2018 are expected to be greater than in the third quarter of 2017.

Conference Call

A conference call to discuss the Company's 2018 second quarter results will be held Monday, August 13, 2018, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 3878158. The recording will be available from August 13, 2018 at 1:00 P.M. until September 13, 2018 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding dividends; the expected financial performance and benefits of the Polyair transaction; the expected annual cost savings and total annual synergies from the Cantech Acquisition; the timing of the transfer of production from the Johnson City, Tennessee facility; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the Company's third quarter and full year 2018 outlook, including adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	249,072	210,158	486,301	417,278
Cost of sales	194,605	162,783	381,382	320,763
Gross profit	54,467	47,375	104,919	96,515
Selling, general and administrative expenses	27,626	28,717	56,749	54,690
Research expenses	3,233	2,643	6,454	5,622
	30,859	31,360	63,203	60,312
Operating profit before manufacturing facility closures, restructuring and other related (recoveries) charges	23,608	16,015	41,716	36,203
Manufacturing facility closures, restructuring and other related (recoveries) charges	(407)	410	(300)	677
Operating profit	24,015	15,605	42,016	35,526
Finance costs
Interest	3,945	1,283	6,407	2,431
Other expense, net	1,328	274	2,453	702
	5,273	1,557	8,860	3,133
Earnings before income tax expense	18,742	14,048	33,156	32,393
Income tax expense
Current	765	2,753	1,753	5,446
Deferred	2,901	1,222	5,033	3,441
	3,666	3,975	6,786	8,887
Net earnings	15,076	10,073	26,370	23,506
Net earnings (loss) attributable to:
Company shareholders	15,144	10,199	26,503	23,661
Non-controlling interests	(68)	(126)	(133)	(155)
	15,076	10,073	26,370	23,506
IPG Net Earnings per share
Basic	0.26	0.17	0.45	0.40
Diluted	0.26	0.17	0.45	0.40

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	15,076	10,073	26,370	23,506
Adjustments to net earnings
Depreciation and amortization	9,947	8,363	20,006	16,638
Income tax expense	3,666	3,975	6,786	8,887
Interest expense	3,945	1,283	6,407	2,431
Share-based compensation (benefit) expense	(714)	3,976	(304)	5,164
Loss on foreign exchange	921	2	1,690	193
Pension and other post-retirement expense related to defined benefit plans	700	698	1,426	1,383
Other adjustments for non-cash items	253	(388)	917	(745)
Income taxes received (paid), net	385	(2,461)	363	(2,762)
Contributions to defined benefit plans	(1,004)	(1,836)	(1,516)	(2,429)
Cash flows from operating activities before changes in working capital items	33,175	23,685	62,145	52,266
Changes in working capital items
Trade receivables	(1,025)	(1,176)	(5,836)	(3,406)
Inventories	(724)	(2,927)	(23,577)	(12,355)
Parts and supplies	(708)	(557)	(1,185)	(1,164)
Other current assets	(1,604)	(1,200)	(1,686)	1,245
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(877)	2,196	(21,672)	(26,263)
Provisions	(743)	(432)	(825)	(1,311)
	(5,681)	(4,096)	(54,781)	(43,254)
Cash flows from operating activities	27,494	19,589	7,364	9,012
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(16,352)	(20,392)	(34,748)	(42,516)
Restricted cash	—	(71,785)	—	(71,785)
Other investing activities	(199)	14	(355)	33
Cash flows from investing activities	(16,551)	(92,163)	(35,103)	(114,268)
FINANCING ACTIVITIES
Proceeds from borrowings	373,310	113,966	474,633	153,477
Repayment of borrowings	(361,421)	(27,081)	(416,657)	(41,289)
Payments of debt issue costs	(2,618)	—	(2,618)	—
Interest paid	(2,179)	(1,391)	(4,529)	(2,599)
Proceeds from exercise of stock options	93	1,256	163	1,362
Dividends paid	(8,140)	(8,365)	(16,473)	(16,681)
Other financing activities	1	(545)	1	(638)
Cash flows from financing activities	(954)	77,840	34,520	93,632
Net increase (decrease) in cash	9,989	5,266	6,781	(11,624)
Effect of foreign exchange differences on cash	(1,128)	1,353	(1,935)	1,393
Cash, beginning of period	5,078	4,106	9,093	20,956
Cash, end of period	13,939	10,725	13,939	10,725

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,939	9,093
Trade receivables	113,089	106,634
Inventories	151,218	128,233
Parts and supplies	19,734	18,571
Other current assets	17,242	16,188
	315,222	278,719
Property, plant and equipment	325,344	313,520
Goodwill	48,673	41,690
Intangible assets	43,834	47,318
Deferred tax assets	26,317	27,627
Other assets	10,982	6,998
Total assets	770,372	715,872
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	87,755	104,812
Share-based compensation liabilities, current	4,974	10,265
Call option redemption liability	11,864	12,725
Provisions, current	341	657
Borrowings, current	24,388	14,979
	129,322	143,438
Borrowings, non-current	308,718	264,484
Pension, post-retirement and other long-term employee benefits	29,056	29,298
Share-based compensation liabilities, non-current	2,167	4,984
Deferred tax liabilities	19,570	13,769
Provisions, non-current	2,680	3,221
Other liabilities	3,448	1,956
	494,961	461,150
EQUITY
Capital stock	350,977	350,759
Contributed surplus	17,102	17,530
Deficit	(94,450)	(106,687)
Accumulated other comprehensive loss	(15,130)	(13,469)
Total equity attributable to Company shareholders	258,499	248,133
Non-controlling interests	16,912	6,589
Total equity	275,411	254,722
Total liabilities and equity	770,372	715,872

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Net earnings	15.1	10.1	26.4	23.5
Interest and other finance costs	5.3	1.6	8.8	3.1
Income tax expense	3.7	4.0	6.8	8.9
Depreciation and amortization	9.9	8.4	20.0	16.6
EBITDA	34.0	24.0	62.0	52.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.4)	0.4	(0.3)	0.7
M&A Costs	1.7	2.6	3.2	3.4
Share-based compensation (benefit) expense	(0.7)	4.0	(0.3)	5.2
Impairment of long-lived assets and other assets	—	0.0	0.0	—
Loss on disposal of property, plant and equipment	0.1	0.1	0.2	0.1
Adjusted EBITDA	34.6	31.1	64.8	61.5

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Cash flows from operating activities	27.5	19.6	7.4	9.0
Less purchases of property, plant and equipment	(16.4)	(20.4)	(34.7)	(42.5)
Free cash flows	11.1	(0.8)	(27.4)	(33.5)